UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announced Successful Completion of Hydrochlorination Project

We, LDK Solar CO., Ltd., in provisional liquidation, announced on January 5, 2015 that our Mahong polysilicon plant located in Xinyu City, Jiangxi Province, completed its hydrochlorination re-engineering and successfully produced trichlorosilane during its first production run on December 27, 2014. Trichlorosilane, or TCS, is the most critical material for polysilicon manufacturing process. The TCS produced at our Mahong Plant met the national standard of the People’s Republic of China. Our hydrochlorination process is clean and environmentally friendly with lower manufacturing costs.

We commenced the hydrochlorination re-engineering project in early 2014 with additional investment of RMB 440 million. We expect to ramp up our polysilicon production to achieve lower production cost now that the hydrochlorination is complete at our Mahong plant.

Attached hereto as Exhibit 99.1 is our press release issued on January 5, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: January 6, 2015

Exhibit 99.1

LDK Solar Announced Successful Completion of Hydrochlorination Project

XINYU, China and SUNNYVALE, California — January 5, 2015 — LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar”, OTC Pink: LDKYQ) announced today that, its polysilicon plant located in Mahong, Jiangxi completed its hydrochlorination reengineering project and successfully produced trichlorosilane during its first production run on December 27, 2014. Trichlorosilane is the most critical material for polysilicon manufacturing process. The trichlorosilane produced by Mahong Plant meets the national standard of the People’s Republic of China. Moreover, the hydrochlorination process is clean, environmentally friendly with lower manufacturing costs.

The hydrochlorination reengineering project was commenced early last year with new added investment of RMB 440 million. LDK Solar expects to rampup the polysilicon production to achieve lower production cost with hydrochlorination process.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar CO., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, monocrystalline and multicrystalline ingots, wafers, cells, modules, systems, power projects and PV solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar CO., Ltd.

IR@ldksolar.com

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